  Exhibit 99.3

BUENOS AIRES, March 11, 2019
Comisión Nacional de Valores
Notice: CPSA-GG-N-0115/19-AL
Subject: Material News

Ladies and gentlemen,

It is a pleasure to contact you in my capacity as Head of Market Relations of Central Puerto S.A. (hereinafter, the “Company”) to inform that the Board of Directors of the Company decided to call an Annual General Meeting and a Special General Meeting for April 30, 2019 at 11 a.m. for the first call, being the time for the second call on the same day at 12 p.m. at Av. Tomás Edison 2701, City of Buenos Aires. Should the first call fail, the meeting held on second call will only cover the items of the Annual General Meeting.

Yours sincerely,

Leonardo Marinaro
Head of Market Relations
CENTRAL PUERTO S.A.

Avda. Tomás A. Edison 2701- C1104BAB- City of Buenos Aires- Argentina
Telephone (5411) 43175000 – Fax (5411) 43175099